Exhibit 99.1

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
TABLE OF CONTENTS
DECEMBER 31, 2014 AND 2013

INDEPENDENT AUDITORS’ REPORT    1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets    2

Consolidated Statements of Operations    3

Consolidated Statements of Changes in Members’ Equity    4

Consolidated Statements of Cash Flows    5

Notes to the Consolidated Financial Statements    7

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Radiopharmacy Investors, LLC and Subsidiary
Boca Raton, Florida

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Radiopharmacy Investors, LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radiopharmacy Investors, LLC and Subsidiary as of December 31, 2014 and 2013 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Warren Averett, LLC

Tampa, Florida
March 25, 2015

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2014 AND 2013

ASSETS
	2014	2013
CURRENT ASSETS
Cash	$2,392,962	$2,791,133
Accounts receivable, less allowance for doubtful
accounts of approximately $68,000 and
$97,000 as of December 31, 2014 and 2013,
respectively	3,193,417	2,853,135
Inventory	426,110	297,291
Prepaid expenses	110,352	212,054
Income taxes receivable	21,526	18,488
Deferred tax assets	335,821	261,427
Other current assets	192,054	139,116
Total current assets	6,672,242	6,572,644

PROPERTY AND EQUIPMENT, NET	2,809,990	2,454,960
INTANGIBLES, NET	8,584,769	8,941,435
GOODWILL	7,615,173	7,615,173
NOTE RECEIVABLE, NET	263,327	359,597
OTHER ASSETS	38,080	38,080
	$25,983,581	$25,981,889

LIABILITIES AND MEMBERS' EQUITY
	2014	2013
CURRENT LIABILITIES
Current portion of capital lease obligations	$409,279	$362,415
Accounts payable	1,216,129	1,125,587
Accrued expenses	2,569,306	1,863,270
Total current liabilities	4,194,714	3,351,272

LONG-TERM LIABILITIES
Debt, related party	17,195,307	16,640,043
Capital lease obligations, net of current portion	92,719	76,498
Deferred tax liabilities	1,492,353	1,179,169
Accrued interest payable, related party		1,843,054
Other liabilities	456,098	672,261
Total long-term liabilities	19,236,477	20,411,025

MEMBERS' EQUITY	2,552,390	2,219,592
	$25,983,581	$25,981,889

See notes to the consolidated financial statements.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

SALES	$27,779,767	$26,863,261

DIRECT COST OF GOODS SOLD	11,658,859	11,559,733

GROSS MARGIN	16,120,908	15,303,528

OPERATING EXPENSES	13,265,697	12,146,405

OPERATING INCOME	2,855,211	3,157,123

OTHER EXPENSE
Interest expense	(2,195,766)	(2,835,299)
Other expense, net	(53,609)	(54,084)
Total other expense	(2,249,375)	(2,889,383)

INCOME BEFORE INCOME TAXES	605,836	267,740

INCOME TAX EXPENSE	273,038	112,025

NET INCOME	$332,798	$155,715

See notes to the consolidated financial statements.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

BALANCE AT DECEMBER 31, 2012	$2,063,877

Net income	155,715

BALANCE AT DECEMBER 31, 2013	2,219,592

Net income	332,798

BALANCE AT DECEMBER 31, 2014	$2,552,390

See notes to the consolidated financial statements.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$332,798	$155,715
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	1,390,726	1,102,645
Deferred income taxes	238,790	115,829
Bad debt (recovery) expense	(28,604)	13,617
(Gain) loss on disposal of assets	(73,661)	25,151
(Increase) decrease in:
Accounts receivable	(362,497)	752,375
Inventory	(128,819)	53,111
Prepaid expenses	101,702	(83,147)
Income tax receivable and other assets	(55,976)	(63,490)
Increase (decrease) in:
Accounts payable	90,542	(73,745)
Accrued expenses	146,136	(617,912)
Accrued interest payable	248,563	322,992
Other liabilities	(216,163)	424,446
Total adjustments	1,350,739	1,971,872
Net cash provided by operating activities	1,683,537	2,127,587

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	136,460
Purchase of property and equipment	(196,936)	(327,337)
Payments received on notes receivable	147,089	142,233
Net cash provided (used) by investing activities	86,613	(185,104)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of debt, related party	(136,353)
Payment of accrued interest payable, related party	(1,400,000)
Payments on capital lease obligations	(631,968)	(392,870)
Net cash used by financing activities	(2,168,321)	(392,870)

NET (DECREASE) INCREASE IN CASH	(398,171)	1,549,613

CASH AT BEGINNING OF YEAR	2,791,133	1,241,520

CASH AT END OF YEAR	$2,392,962	$2,791,133

See notes to the consolidated financial statements.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION AND NONCASH INVESTING
AND FINANCING ACTIVITIES
Cash paid for interest	$3,347,203	$2,512,307
Cash paid for income taxes	$38,262	$11,061
Vehicles acquired through capital leases	$695,053	$510,810
Leasehold improvements acquired under a
repayment plan, included in accrued
expenses	$—	$707,032
Software acquired under a repayment plan,
included in accrued expenses	$559,900	$279,300
Accrued interest capitalized as part of principal
on the senior loan to a related party	$691,617	$—

See notes to the consolidated financial statements.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

1.    BACKGROUND INFORMATION

Radiopharmacy Investors, LLC and Subsidiary commenced operations in January 2006 to acquire a group of business entities that provide specialized nuclear medicine radiopharmacy services and compounded sterile preparations to hospitals and other healthcare sites through facilities in the northeastern, mid-western, and western United States.

The accompanying consolidated financial statements include the accounts of Radiopharmacy Investors, LLC and its operating subsidiary, which together are referred to as the “Company.” All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
Management uses estimates and assumptions in preparing the consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Significant estimates used in preparing the consolidated financial statements include those assumed in collectibility of accounts receivable and notes receivable, valuation of deferred taxes, the useful lives of long-lived assets, the valuation of goodwill, and the valuation and useful lives of intangible assets. It is at least reasonably possible that the significant estimates used will change within the next year.

Cash
Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000. The Company has never experienced any losses related to these balances. The Company’s deposits in excess of federally insured limits at December 31, 2014 and 2013 approximated $2,167,000 and $2,573,000, respectively.

Inventory
Inventory consists predominantly of purchased raw materials, which are stated at the lower of cost (first‑in, first‑out), or market. Market is based on realizable value less allowance for selling and distribution expenses and normal gross profit.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount. An allowance for doubtful accounts is established based on the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience and other factors. Past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Interest is not charged on past due amounts.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment
Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, ranging generally from 1 to 12 years. Leasehold improvements are amortized on the straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Renewals and betterments that significantly extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense. Property and equipment under capital leases are stated at the present value of the minimum lease payments and are amortized on the straight-line basis over the estimated useful lives of the respective assets.

The Company follows the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 360, Property, Plant and Equipment (ASC Topic 360), which establishes accounting standards for the impairment of long-lived assets such as property, plant, and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount, the asset is considered to be impaired. An impairment loss is recognized when management’s estimate of fair value, through outside consultation or internal assessment of value, is less than its carrying amount. There were no impairment charges for the years ended December 31, 2014 and 2013 related to these long-lived assets.

Intangible Assets
The Company’s intangible assets subject to amortization consist of customer relationships that are amortized on a straight-line basis over their estimated useful lives of 33 years. The Company’s revenue stream is from a single grouping of all assets and liabilities of the Company. There are no contracts or groups of assets that would comprise any separate revenue stream. The Company does not have any intangible assets that have an indefinite useful life.

Goodwill
Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. The Company follows the provisions of ASC Topic 350, Intangibles - Goodwill and Other, which requires an annual impairment test for goodwill and intangible assets with indefinite lives. Goodwill is evaluated using a two-step impairment test. The first step compares the book value of a reporting unit, including goodwill, with its fair value. If the book value of a reporting unit exceeds its fair value, the Company completes the second step in order to determine the amount of goodwill impairment loss that should be recorded. In the second step, the Company determines an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment is equal to the excess of the book value of goodwill over the implied fair value of that goodwill. The Company has one reporting unit. There were no impairment charges for goodwill for the years ended December 31, 2014 and 2013.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition and Direct Cost of Goods Sold
The Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized net of sales returns and allowances, which historically have not been significant. Direct cost of goods sold includes the direct product and delivery costs associated with the recognized revenue.

Delivery Costs
Delivery costs are included in direct cost of goods sold in the consolidated statements of operations and include all delivery expenses, other than depreciation of trucks and automobiles and compensation and benefits paid to employees. Delivery costs incurred for 2014 and 2013 amounted to $851,550 and $944,530, respectively. Delivery revenue received during 2014 and 2013 amounted to $455,532 and $437,481, respectively, and is included in sales.

Income Taxes
The Company has elected to be treated as a partnership for tax purposes. The Company’s operating subsidiary is a C corporation under the applicable provisions of the Internal Revenue Code. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The Company has no amounts accrued for interest or penalties as of December 31, 2014 and 2013.

The Company is subject to examination by U.S. federal, state, and local taxing authorities for tax years ended December 31, 2011 and forward.

Subsequent Events
The Company evaluated subsequent events through March 25, 2015, the date on which the consolidated financial statements were available to be issued.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

4.    PROPERTY AND EQUIPMENT

Property and equipment consist of:

	2014	2013
Lab equipment	$697,876	$621,161
Furniture and fixtures	241,461	215,812
Automobiles and trucks	1,180,098	990,483
Client equipment	1,177,496	589,062
Leasehold improvements	2,150,311	2,084,276
	5,447,242	4,500,794
Accumulated depreciation	(2,637,252)	(2,045,834)
	$2,809,990	$2,454,960

Depreciation of property and equipment totaled approximately $1,034,000 and $746,000 for the years ended December 31, 2014 and 2013, respectively.

4.    INTANGIBLE ASSETS

Intangible assets consist of the following:

	2014	2013
Customer relationships	$11,770,000	$11,770,000
Trademark	5,130	5,130
	11,775,130	11,775,130
Accumulated depreciation	(3,190,361)	(2,833,695)
Total intangible assets, net	$8,584,769	$8,941,435

Amortization expense amounted to approximately $357,000 for the years ended December 31, 2014 and 2013.

At December 31, 2014, future amortization expense is estimated to be approximately $357,000 for each of the five succeeding years relating to the intangible assets listed above.

5.    NOTE RECEIVABLE

During the year ended December 31, 2012, the Company entered into a note receivable with a customer in the amount of $600,000. The note is unsecured, has a stated interest rate of 3.50%, and is payable over 4 years in 40 monthly installments of principal and interest totaling $16,100. An allowance of $48,000 and $98,000 for the years ended December 31, 2014 and 2013, respectively, has been established on this note to reflect the extended payment period and the potential risk of loss.

At December 31, 2014, the note receivable is classified as a long-term asset as payment is not expected in the next 12 months.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

6.    ACCRUED EXPENSES

Accrued expenses consist of the following:

	2014	2013
Accrued payroll and bonuses	$901,849	$662,107
Accrued credit card purchases	649,455	545,809
Distribution agreement liability	255,228	53,452
Leasehold improvement liability	216,135	207,657
Other accrued expenses	546,639	394,245
	$2,569,306	$1,863,270

7.    DEBT, RELATED PARTY

Debt, related party consists of the following:

	2014	2013
Senior loan	$17,195,307	$7,000,000
Subordinated loan	—	9,000,000
Line of credit	—	640,043
	$17,195,307	$16,640,043

On January 25, 2006, the Company entered into a credit facility agreement with a related party comprising of a term loan of $7,000,000 (“Senior Loan”), a term loan of $9,000,000 (“Subordinated Loan”), certain deferred interest, and a revolving line of credit with a maximum availability of $2,000,000. Effective September 30, 2014, the Company made a payment of $1,400,000 against the deferred interest and amended the credit facility to increase the Senior Loan to $17,195,307, and used these proceeds to restructure and eliminate the Subordinated Loan and deferred interest. Also effective with this amendment, the interest rate on all advances was changed to 7.50% plus LIBOR, or 6.00% plus the prime rate (9.50% at December 31, 2014). Interest payments are paid on a quarterly basis. The Senior Loan and line of credit mature on December 31, 2016.

Interest on the Subordinated Loan was comprised of current interest and deferred interest. Current interest carried a published rate of 12.00% per annum. Deferred interest carried a rate of 3.00% per annum. Current interest was paid on a quarterly basis. Deferred interest was accrued and was to be paid fully at the date the obligation was paid in full or the maturity date of the loan, whichever came first. As of December 31, 2013, the deferred interest accrued amounted to $1,843,054. The Subordinated Loan was restructured on September 30, 2014. Interest expense related to the above notes was approximately $2,104,000 and $2,752,000 for the years ended December 31, 2014 and 2013, respectively.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

7.    DEBT, RELATED PARTY - CONTINUED

Principal payments on the Senior Loan and line of credit are due based on excess operating cash flow as defined in the credit agreement. For each quarter ending on or after March 31, 2011, a payment of 25.00% of excess operating cash flow year-to-date shall be made, less any previous excess operating cash flow payments made during the fiscal year. At the end of each fiscal year, commencing on December 31, 2011, the Company is required to make principal payments equal to 75.00% of excess operating cash flow for each fiscal year less quarterly principal payments made during the fiscal year. As of December 31, 2014 and 2013, there was no principal obligation for excess operating cash flow.

The Senior Loan, Subordinated Loan, and line of credit are collateralized by substantially all of the assets of the Company. The credit facility agreement contains various covenants including the maintenance of certain financial ratios, such as leverage ratios and a total charge coverage ratio, performance metrics, along with other restrictive provisions. For the years ended December 31, 2014 and 2013, the Company was in compliance with the debt covenants.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

8.    CAPITAL LEASE OBLIGATIONS

The Company has entered into various capitalized rental obligations under leases of vehicles. The cost of vehicles financed under capital lease agreements and included in property and equipment at December 31, 2014 and 2013 amounted to $1,180,098 and $973,056, respectively. Accumulated amortization associated with these assets was $673,487 and $533,063 at December 31, 2014 and 2013, respectively. Amortization of assets held under capital leases is included with depreciation expense.

The obligations, which mature through May 2016, represent the total present value of future rental payments discounted at the interest rates implicit in the leases.

Future minimum lease payments under capital leases are as follows:

Year Ending December 31,
2015	$426,221
2016	94,119
Total minimum lease payments	520,340
Less amount representing interest	18,342
Present value of net minimum lease payments	501,998
Less current portion	409,279
$92,719

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

9.    MEMBERS’ UNITS

The Company has preferred and common units. There are 71,000 preferred units outstanding owned by two members. Preferred members have full voting rights and are entitled to one vote for each preferred unit held.

There are 1,600 common units outstanding owned by one of the above members. Common members do not have any right or power to vote.

In addition to the membership units described above, the Board of Directors is authorized to issue additional preferred units at any time in accordance with the operating agreement.

10.    COMMITMENTS AND CONTINGENCIES

The Company leases its laboratory facilities under various operating leases. The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Years Ending December 31,
2015	$388,851
2016	366,988
2017	317,534
2018	222,023
2019	177,276
Thereafter	588,940
$2,061,612

Total rent expense under operating leases for the years ended December 31, 2014 and 2013 amounted to approximately $422,000 and $513,000, respectively.

Effective April 1, 2013, the Company entered into a one-year distribution agreement for hardware and software related to nuclear medicine imaging. The agreement requires the Company to purchase a minimum of 48 units regardless of whether the Company actually sells the units to its customers. The commitment amounted to $1,136,400. As of December 31, 2014, approximately $255,200 is due related to the agreement and the remaining commitment amounts to $518,941 and is to be paid to the supplier in monthly installments through 2016. The agreement contains one year renewal options if certain purchase thresholds are met.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

11.    INCOME TAXES

The provision (benefit) for income taxes consist of the following components:

	2014	2013
Current provision (benefit):
Federal	$3,061	$—
State and local	31,187	(3,804)
	34,248	(3,804)
Deferred benefit:
Federal	202,971	98,455
State and local	35,819	17,374
	238,790	115,829
Income tax expense	$273,038	$112,025

Current and non-current deferred tax assets and liabilities of the Company at the consolidated balance sheet dates are as follows:

	2014	2013
Current deferred tax assets	$335,821	$261,427
Non-current:
Deferred tax assets	2,103,675	2,311,994
Deferred tax liabilities	(3,596,028)	(3,491,163)
Total deferred tax liabilities, non-current	(1,492,353)	(1,179,169)
Net deferred tax liability	$(1,156,532)	$(917,742)

The income tax expense differs from the federal and state statutory rate of 40% on pre-tax book income due primarily to expenses that are non-deductible for tax purposes.

The Company’s operating subsidiary files a consolidated federal income tax return.

Deferred tax assets consist principally of net operating loss carryforwards. The Company has federal net operating loss (NOL) carryforwards of $5,107,525 at December 31, 2014. Federal NOL carryforwards begin to expire in 2026. The Company has state net operating loss carryforwards of $4,783,192 at December 31, 2014. State NOL carryforwards begin to expire in 2018. Management has concluded it is more likely than not that such carryforwards will be realized and, as such, has not recorded a valuation allowance at December 31, 2014.

For 2014 and 2013, the Company had a net deferred tax liability principally related to differences in basis between tax and U.S. GAAP stemming from the allocation of intangibles recorded in connection with the Company’s subsidiary acquiring stock of certain of its operating subsidiaries.

RADIOPHARMACY INVESTORS, LLC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

12.    RETIREMENT PLAN

The Company has adopted a multiple-employer 401(k) retirement plan that covers substantially all of its employees. The plan allows the Company to make discretionary contributions and/or discretionary matches of employee salary deferral contributions to the plan. The total expense related to the plan was approximately $180,000 for the years ended December 31, 2014 and 2013.

13.    CONCENTRATION

Approximately 61% and 63% of the Company’s purchases were from two suppliers during the years ended December 31, 2014 and 2013, respectively. Based on the nature of the product, there are limited alternative suppliers. As a result, the contracts in which the Company enters into with customers generally allow for price increases if the cost of the Company’s products increase.

14.    SUBSEQUENT EVENT

Subsequent to December 31, 2014, the Company entered into an agreement to sell all of its operations on or about March 31, 2015, subject to consent of various regulatory bodies.